Exhibit 99.1

SYSTEMS XCELLENCE ANNOUNCES RECORD FINANCIAL RESULTS FOR 2006
- Strong organic growth leads to revenue and adjusted EBITDA1 increases of 50% and 84%, respectively -
- Transaction volumes increase 120% to 310 million -

Lisle, Illinois, March 8, 2007, Systems Xcellence, Inc. (“SXC” or the “Company”) (NASDAQ: SXCI, TSX: SXC), announces its financial results for the three- and twelve-month periods ended December 31, 2006. Financial references are in U.S. dollars unless otherwise indicated.

Fiscal 2006 Highlights:
•	Total revenue increased organically 50% to $80.9 million from $54.1 million in 2005
•	Revenue from recurring sources increased 54% to $53.7 million from $34.8 million
•	Transaction processing revenue, which is the primary driver of recurring revenue, increased 81% to $38.8 million from $21.4 million
•
Adjusted earnings before interest, taxes, depreciation, amortization and certain one-time charges (adjusted EBITDA1) increased 84% to $22.1 million, or 27% of revenue, from $12.0 million, or 22% of revenue in 2005

•	Net income was $13.5 million, or $0.69 per fully-diluted share, up from $7.7 million, or $0.50 per fully-diluted share, in 2005
•	Book of Business[1] increased to $201 million at December 31, 2006, up from $175 million at September 30, 2006, and up from $108 million at December 31, 2005
•	Completed NASDAQ IPO, raising $38.7 million before share issuance costs
•	Appointed Mark Thierer as President and Chief Operating Officer
•	Announced public sector contracts in Georgia and Vermont and in the province of Newfoundland, and
•	Added two large, blue-chip transaction processing customers - Omnicare and Kroger Foods.

“2006 was a landmark year for SXC, resulting in record revenue, profitability and cash flow,” said Gordon S. Glenn, Chairman and CEO of SXC. “We expanded the reach of our innovative suite of pharmacy benefit services into the government sector and extended our presence in the commercial sector with major Fortune 500 customer wins. We assembled a leadership team with deep-industry experience to navigate the comprehensive shift occurring today in the pharmacy benefit marketplace and we completed a $38.7 million NASDAQ initial public offering, which has significantly increased our visibility in the US and our cash available for growth initiatives. With the right team, tools and technology in place, we believe that our momentum will continue and that our opportunities for growth are stronger than ever.”

Fourth Quarter 2006 Financial Review
Total revenue for the fourth quarter of 2006 was $22.0 million, an increase of $5.4 million, or 33%, from $16.6 million for the fourth quarter of 2005.

Recurring revenue was $14.5 million for the fourth quarter of 2006, up 54% compared to $9.4 million for the same period last year. Recurring revenue consisted of transaction processing revenue of $10.6 million and maintenance revenue of $3.9 million. Overall, recurring revenue accounted for 66% of total revenue in 2006, compared to 57% in 2005.

Non-recurring revenue was $7.5 million for the fourth quarter of 2006, an increase of $0.3 million, compared to the same period last year. Non-recurring revenue consisted of system sales revenue (which includes both software and hardware license revenue) of $2.8 million and professional service revenue of $4.7 million.

Gross profit margin for the fourth quarter of 2006 was 57% compared 63% for the same period last year. The decrease was primarily due to an increase in professional services during the period, as well as other expenses associated with the implementation of the Georgia and Kroger contracts.

Selling, general and administrative (SG&A) expenses were $4.6 million, or 21% of revenue, compared with $3.7 million, or 22% of revenue, for the fourth quarter of 2005. On an absolute dollar basis, SG&A expenses rose primarily due to higher recruiting, selling and infrastructure expenses required to support the Company’s growth.

Adjusted EBITDA1 for the fourth quarter of 2006 was $5.7 million, or 26% of revenue, compared to $4.5 million, or 27% of revenue, for the same period of 2005. Higher adjusted EBITDA primarily reflects the significant increase in revenue and in particular, transaction processing revenue, partially offset by an increase in SG&A expenses.

SXC reported net income of $3.3 million, or $0.15 per share (fully-diluted), for the fourth quarter of 2006 compared to net income of $4.0 million, or $0.24 per share (fully-diluted), for the same period last year.

Fiscal 2006 Financial Review
2006 total revenue was $80.9 million, an increase of $26.8 million, or 50%, from $54.1 million in 2005.

Revenue from recurring sources was $53.7 million in 2006, up 54% compared to $34.8 million in 2005. Recurring revenue includes transaction processing revenue of $38.8 million for 2006, an increase of $17.3 million, or 81%, compared to $21.4 million in 2005. Overall, recurring revenue accounted for 66% of total revenue in 2006, compared to 64% in 2005.

Revenue from non-recurring sources was $27.2 million in 2006, an increase of $7.9 million, or 41%, compared to last year. Systems sales revenue was $10.3 million in 2006, compared to $8.2 million in 2005, a 25% increase. Professional service revenue was $16.9 million compared to $11.1 million in 2005, a 52% increase.

Gross profit margin for 2006 was 60%, compared to 62% in 2005. Gross profit margin was consistent with management’s target of approximately 60%, and declined year-over-year due primarily to required increased expenditures to build-out the Company’s PBM services offering as well as other expenses associated with the implementation of the Georgia and Kroger contracts.

Product development expenses were $8.7 million, or 11% of revenue, compared to $9.0 million, or 17% of revenue, in 2005. Product development expenses decreased as a percentage of revenue due primarily to the curtailment of research and development in the first quarter of 2006 associated with Medicare Part D enhancements.

SG&A expenses were $17.4 million, or 21% of revenue, compared with $12.4 million, or 23% of revenue, in 2005. On an absolute dollar basis, SG&A expenses rose primarily due to higher recruiting, sales, marketing and infrastructure expenses required to support the Company’s growth. SG&A declined as a percentage of revenue due to ongoing cost control and improved operational efficiencies.

Adjusted EBITDA1 for 2006 was $22.1 million, or 27% of revenue, compared to $12.0 million, or 22% of revenue, in 2005. Higher adjusted EBITDA primarily reflects the significant increase in revenue and in particular, transaction processing revenue, partially offset by an increase in SG&A expenses.

SXC reported net income of $13.5 million, or $0.69 per share (fully-diluted), in 2006 compared to net income of $7.7 million, or $0.50 per share (fully-diluted), in 2005.

Liquidity and Resources
SXC has a strong balance sheet from which to pursue its growth initiatives. At December 31, 2006, the company had cash and cash-equivalents of $70.9 million, compared with $36.0 million of cash and cash-equivalents at December 31, 2005. The $35.0 million improvement in the Company’s cash position was primarily the result of $38.7 million of cash generated from the public offering in June 2006 as well as cash from operations of $18.0 million compared to $11.8 million generated in 2005. Both of these increases were partially offset by cash used to pay off long-term liabilities.

2007 Financial Guidance
SXC has established the following financial goals for fiscal 2007:
•	Consolidated revenue of $96 to $101 million
•	Adjusted EBITDA of $27 to $29 million
•	Pre-tax income of $22 to $24 million
•	For 2007, the Company expects to be taxable at a rate between 30-33%, compared to 17% in 2006, resulting in forecasted earnings per share (fully-diluted) of $0.69 to $0.73.

In addition, in 2007, the Company expects to process 420 to 440 million transactions, representing a 35-40% increase over 2006 levels.

1Non-GAAP Financial Measures
SXC reports its financial results in accordance with generally accepted accounting principles (“GAAP”). SXC’s management also evaluates and makes operating decisions using various other measures. Two such measures are book of business and adjusted EBITDA, which are non-GAAP financial measures. SXC’s management believes that these measures provide useful supplemental information regarding the performance of SXC’s business operations.

Book of business is management’s estimate of the total revenue expected to be recognized over future periods generally not exceeding three years based on the existing portfolio of in-place contracts at a point in time. It is composed of two components: (1) revenue expected to be recognized over such period from in-place renewable contracts related to transaction processing, and maintenance contracts described as recurring revenues in the above discussion; and (2) revenue expected to be recognized from in-place professional services and systems sales contracts, described as non-recurring revenues in the above discussion. SXC’s book of business at any time does not indicate demand for the Company’s products and services and may not reflect actual revenue for any period in the future.

Adjusted EBITDA is a non-GAAP measure that management believes is a useful supplemental measure of operating performance prior to net interest income (expense), income tax, depreciation, amortization, stock-based compensation, debt service, and certain other one-time charges. Management believes it is useful to exclude depreciation, amortization and net interest income (expense) as these are essentially fixed amounts that cannot be influenced by management in the short term. In addition, management believes it is useful to exclude stock-based compensation as this is not a cash expense. Lastly, debt service and certain other one-time charges are excluded as these are not recurring items. Investors are cautioned that adjusted EBITDA should not be construed as an alternative to net income, determined in accordance with GAAP, as an indicator of the Company's performance or to cash flows from operations as a measure of liquidity and cash flows. Adjusted EBITDA does not have a standardized meaning prescribed by GAAP. The Company's method of calculating adjusted EBITDA may differ from the methods used by other companies and, accordingly, it may not be comparable to similarly titled measures used by other companies. Reconciliation of adjusted EBITDA to net income is shown below:

	For the three months ended		For the 12 months ended
	31-Dec-06	31-Dec-05	31-Dec-06	31-Dec-05
	(unaudited)	(unaudited)

Adjusted EBITDA	$5,700,313	$4,531,388	$22,106,570	$12,035,006

Amortization	(964,870)	(699,158)	(4,103,164)	(3,306,167)

Stock-based compensation	(572,933)	(248,985)	(1,957,776)	(843,979)

Gain on sale of asset	-	-	-	626,342

Lease termination	-	-	(757,815)	-

Other income (expense)	3,187	-	(17,990)	-

Interest income (expense), net	967,619	(283,111)	1,073,431	(1,347,049)

Income tax recovery (expense)	(1,841,392)	650,000	(2,816,638)	557,983

Net Income	$3,291,924	$3,950,134	$13,526,618	$7,722,136

Notice of Conference Call
SXC will host a conference call on March 8, 2007 at 8:30AM (ET) to discuss its 2006 financial results. Mr. Gordon S. Glenn, Chairman and CEO, will host the call. To participate on the call, please dial 416-644-3428 or 1-800-519-7539. A replay of the call can be heard by dialling 416-640-1917 or 1-877-289-8525 and entering the reference code 21220557. The taped call will be available until March 15, 2007.

A live audio webcast of the call will be available at www.sxc.com and www.newswire.ca. Webcast attendees are welcome to listen to the conference in real-time or on-demand at your convenience.

About Systems Xcellence Inc.
SXC Health Solutions, Inc. (SXC) is the U.S. subsidiary of Systems Xcellence Inc. and is a leading provider of pharmacy benefits management (PBM) services and healthcare IT solutions to the healthcare benefits management industry. The Company’s product offerings and solutions combine a wide range of software applications, application service provider (ASP) processing services and professional services, designed for many of the largest organizations in the pharmaceutical supply chain, such as Federal, provincial, and, state and local governments, pharmacy benefit managers, managed care organizations, retail pharmacy chains and other healthcare intermediaries. SXC is based in Lisle, Illinois with other facilities in Scottsdale, Arizona; Warminster, Pennsylvania; Atlanta, Georgia; Milton, Ontario and Victoria, British Columbia. For more information please visit www.sxc.com.

Forward-Looking Statements
Certain statements included herein, including those that express management's expectations or estimates of our future performance, constitute "forward-looking statements" within the meaning of applicable securities laws.  Forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management at this time, are inherently subject to significant business, economic and competitive uncertainties and contingencies.  We caution that such forward-looking statements involve known and unknown risks, uncertainties and other risks that may cause our actual financial results, performance, or achievements to be materially different from our estimated future results, performance or achievements expressed or implied by those forward-looking statements.  Numerous factors could cause actual results to differ materially from those in the forward-looking statements, including without limitation, our ability to achieve increased market acceptance for our product offerings and penetrate new markets; consolidation in the healthcare industry; the existence of undetected errors or similar problems in our software products; our ability to identify and complete acquisitions, manage our growth and integrate acquisitions; our ability to compete successfully; potential liability for the use of incorrect or incomplete data; the length of the sales cycle for our healthcare software solutions; interruption of our operations due to outside sources; our dependence on key customers; maintaining our intellectual property rights and litigation involving intellectual property rights; our ability to obtain, use or successfully integrate third-party licensed technology; compliance with existing laws, regulations and industry initiatives and future change in laws or regulations in the healthcare industry; breach of our security by third parties; our dependence on the expertise of our key personnel; our access to sufficient capital to fund our future requirements; and potential write-offs of goodwill or other intangible assets. This list is not exhaustive of the factors that may affect any of our forward-looking statements. Investors are cautioned not to put undue reliance on forward-looking statements. All subsequent written and oral forward-looking statements attributable to SXC or persons acting on our behalf are expressly qualified in their entirety by this notice. We disclaim any intent or obligation to update publicly these forward-looking statements, whether as a result of new information, future events or otherwise.  Risks and uncertainties about our business are more fully discussed in our Annual Information Form.

Certain of the assumptions made in preparing forward-looking information and management’s expectations include: maintenance of our existing customers and contracts, our ability to market our products successfully to anticipated customers, the impact of increasing competition, the growth of prescription drug utilization rates at predicted levels, the retention of our key personnel, our customers continuing to process transactions at historical levels, that our systems will not be interrupted for any significant period of time, that our products will perform free of major errors, our ability to obtain financing on acceptable terms and that there will be no significant changes in the regulation of our business.

For more information, please contact:
Jeff Park	Dave Mason	Susan Noonan	Judith Sylk-Siegel
Chief Financial Officer	Investor Relations	Investor Relations - U.S.	Media Contact
Systems Xcellence Inc.	The Equicom Group Inc.	The SAN Group, LLC	Rx Communications Group
Tel: (630) 577-3206	416-815-0700 ext. 237	(212) 966-3650	(917) 322-2164
investors@sxc.com	dmason@equicomgroup.com	susan@sanoonan.com	jsylksiegel@rxir.com

SYSTEMS XCELLENCE INC.
Consolidated Balance Sheets
(Unaudited)

	December 31,
	2006	2005

ASSETS

Current assets
Cash and cash equivalents	$70,943,380	$35,951,932
Accounts receivable, net of allowance for doubtful accounts of $214,276 (2005 - $319,566)	14,311,573	8,649,801
Unbilled revenue	1,975,765	1,001,971
Prepaid expenses	2,026,248	1,191,444
Inventory	260,234	437,674
Future tax asset	2,359,903	320,000
Total current assets	91,877,103	47,552,822

Capital assets	10,113,858	3,777,954

Deferred charges	-	787,686

Goodwill and other intangible assets	27,241,147	26,825,147

Future tax asset	1,992,039	360,000

Other assets	-	2,000,000

Total Assets	$131,224,147	$81,303,609

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
Accounts payable and accrued liabilities	$13,025,794	$5,598,912
Deferred revenue	3,241,924	3,131,031
Current portion of long-term debt	-	1,530,000
Total current liabilities	16,267,718	10,259,943

Long-term debt	-	11,572,858
Deferred lease inducement, net	3,168,757	-
Deferred rent	297,608	-
Total liabilities	19,734,083	21,832,801

Shareholders' equity
Capital stock	99,839,769	63,714,859
Contributed surplus	4,418,461	2,050,733
Retained earnings (deficit)	7,231,834	(6,294,784)
Total shareholders' equity	111,490,064	59,470,808

Total Liabilities and Shareholders' Equity	$131,224,147	$81,303,609

SYSTEMS XCELLENCE INC.
Consolidated Statements of Operations

	Three months ended		Years ended
	December 31,		December 31,
	2006	2005	2006	2005
	(unaudited)	(unaudited)

Revenue	$22,011,871	$16,610,953	$80,922,995	$54,123,036
Cost of Sales	9,445,782	6,227,230	32,764,553	20,774,797
Gross Profit	12,566,089	10,383,723	48,158,442	33,348,239

Expenses:
Product development costs	2,225,046	2,180,413	8,672,371	8,956,169
Selling, general and administration	4,640,730	3,671,923	17,379,501	12,357,064
Depreciation and amortization	964,870	699,158	4,103,164	3,306,167
Lease termination	-	-	757,815	-
Stock-based compensation	572,933	248,985	1,957,776	843,979
	8,403,579	6,800,479	32,870,627	25,463,379

Income before the undernoted	4,162,510	3,583,245	15,287,815	7,884,860

Interest income	(997,212)	(285,581)	(2,940,504)	(548,885)
Interest expense	29,593	568,692	1,867,073	1,895,934
Net interest (income) expense	(967,619)	283,111	(1,073,431)	1,347,049

Other expense (income)	(3,187)	-	17,990	(626,342)

Income before income taxes	5,133,316	3,300,134	16,343,256	7,164,153

Income tax expense (recovery):
Current	3,753,393	30,000	6,488,580	122,017
Future	(1,912,001)	(680,000)	(3,671,942)	(680,000)
	1,841,392	(650,000)	2,816,638	(557,983)

Net income	$3,291,924	$3,950,134	$13,526,618	$7,722,136

Earnings per share:
Basic	$0.16	$0.26	$0.72	$0.52
Diluted	$0.15	$0.24	$0.69	$0.50

Weighted average number of shares used in computing earnings per share:
Basic	20,405,064	15,440,178	18,710,370	14,805,857
Diluted	21,614,594	16,339,775	19,700,139	15,437,138

Consolidated Statements of Retained Earnings (Deficit)

	Three months ended		Years ended
	December 31,		December 31,
	2006	2005	2006	2005
	(unaudited)	(unaudited)

Retained earnings (deficit), beginning of period	$3,939,910	$(10,244,918)	$(6,294,784)	$(14,016,920)
Net income	3,291,924	3,950,134	13,526,618	7,722,136
Retained earnings (deficit), end of period	$7,231,834	$(6,294,784)	$7,231,834	$(6,294,784)

SYSTEMS XCELLENCE INC.
Consolidated Statements of Cash Flows

	Three months ended		Years ended
	December 31,		December 31,
	2006	2005	2006	2005
	(unaudited)	(unaudited)

Cash flow from operations:
Net income	$3,291,924	$3,950,134	$13,526,618	$7,722,136
Items not involving cash, net of effects from acquisition:
Gain on sale of asset	-	-	-	(626,342)
Depreciation of capital assets	568,870	443,847	2,519,164	1,740,167
Amortization of intangible assets	396,000	396,000	1,584,000	1,566,000
Deferred charges- long-term debt	-	47,011	787,735	187,700
Stock-based compensation	572,933	248,985	1,957,776	843,979
Future tax asset	(1,912,001)	(680,000)	(3,671,942)	(680,000)
Cash received for lease inducement	-	-	757,815	-
Changes in working capital	6,723,879	(1,681,630)	542,452	1,066,378
Net cash provided by operations	9,641,605	2,724,347	18,003,618	11,820,018

Cash flow from financing activities:
Proceeds from exercise of share-purchase options	213,332	371,279	421,299	421,343
Tax benefit due to option exercises	1,433,939	-	1,433,939	-
Proceeds from public offering, net of underwriting fees	-	19,230,769	36,064,000	19,230,769
Costs paid related to public offering	(53,681)	(1,300,325)	(1,384,423)	(1,300,325)
Financing costs related to long-term liabilities	-	-	-	50,000
Repayment of long term debt	-	(326,905)	(13,102,858)	(1,080,861)
Net cash provided by financing activities	1,593,590	17,974,818	23,431,957	17,320,926

Cash flow from investing activities:
Acquisitions	-	(93,752)	-	(22,610,794)
Purchase of capital assets, gross	(4,176,560)	(940,846)	(8,886,490)	(2,557,556)
Non-cash lease inducements received	2,442,363	-	2,442,363	-
Proceeds from disposal of capital assets	-	-	-	2,342,695
Net cash used in investing activities	(1,734,197)	(1,034,598)	(6,444,127)	(22,825,655)

Increase in cash and cash equivalents	9,500,999	19,664,567	34,991,448	6,315,289

Cash and cash equivalents, beginning of period	61,442,382	16,287,365	35,951,932	29,636,643

Cash and cash equivalents, end of period	$70,943,380	$35,951,932	$70,943,380	$35,951,932